

April 3, 2025

Christopher Britt
Chief Executive Officer
Chime Financial, Inc.
101 California Street, Suite 500
San Francisco, CA 94111

      Re: Chime Financial, Inc.
          Amendment No. 4 to Draft Registration Statement on Form S-1
          Submitted March 28, 2025
          CIK No. 0001795586

Dear Christopher Britt:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 24, 2025 letter.

Amendment No. 4 to Draft Registration Statement on Form S-1

General

1.   It appears that your two co-founders will control the company after the initial public offering. Please clarify if you will be deemed a controlled company under the listing standard and, if so, identify any exemptions you plan to take advantage of.

2.   We note the testimonials, for example beginning on page 130. Please tell us how you identified the individuals you are highlighting in the testimonials. Consider revised disclosure as necessary to ensure the presentation is balanced and accurately places the information in context.

<u>Glossary of Terms, page ii</u>

3.   We note the addition of three new products, Chime+, Instant Loans, and Chime Workforce. Please revise or advise us why the glossary does not include a short description of these products, similar to the description of your other products.

<u>Prospectus Summary, page 1</u>

4.   We note the reference to the co-founders "individually or together" being able to determine or significantly influence any action requiring the approval of your stockholders. Please revise here and where appropriate to clarify how the relevant documents and parties would resolve potential conflicts in the event there are disagreements between the co-founders.

<u>Chime Workplace, page 161</u>

5.   We note your discussion of the new product, entitled Chime Workplace. Please provide additional details about this product, specifically to clarify the benefits and material risks, and to explain what you mean by your statement that it is a "platform that was created to simplify benefits administration while boosting employee participation and provide aggregated and measurable insights into the financial health of their employees." Currently it is difficult to understand what is meant by "an employee financial wellness solution."

<u>Business</u>
<u>Bank Partnerships, page 208</u>

6.   We note your response to prior comment 8. We also note media articles presenting available APY based on certain features, including 2% for standard users who do not choose direct deposit. We also note your website refers to a "3.75% APY on a high-yield savings account." Please revise or advise why these rates, or ranges of recent rates made available to your members, are not material.

<u>Description of Capital Stock, page 222</u>

7.   Please disclose the percentage of outstanding Class B shares your co-founders must keep to continue to control the outcome of matters submitted to shareholders for approval.

8.   Please revise Conversion of Class B Common Stock and where appropriate to explain the conversion features and the goal of these provisions in plain English. Currently the legalese, defined terms such as "Triggering Founder," and embedded lists make the information difficult to understand. Please clarify the sunset provisions that limit the lifespan of the high-vote class B shares. Also with respect to the high-vote Class B shares, please revise the risk factor on page 59 or where appropriate to describe the dilution and related risks to investors in the event of any future issuances of high-vote Class B shares.

      Please contact Michael Henderson at 202-551-3364 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or James Lopez at 202-551-3536 with any other questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Finance

cc: Rezwan Pavri, Esq.